Exhibit 99.2

REGULATED INFORMATION – INSIDE INFORMATION

ABLYNX ANNOUNCES OPTION EXERCISE BY SANOFI

FOR TWO ADDITIONAL MULTI-SPECIFIC NANOBODY PRODUCT CANDIDATES

GHENT, Belgium, 16 February 2018 - Ablynx [Euronext Brussels and Nasdaq: ABLX] today announced that Sanofi has exercised its option to license two additional target combinations as part of the research collaboration signed in July 2017, focussed on developing and commercialising Nanobody®-based therapeutics for the treatment of various immune-mediated inflammatory diseases.

Under the terms of the agreement, Sanofi gains exclusive global rights to two additional multi-specific Nanobodies against selected targets and in return will pay Ablynx exercise fees totalling €13 million plus additional research funding. Multi-specific Nanobodies provide the ability to address different pathway or disease targets with one therapeutic molecule. Ablynx has already received an upfront payment totalling €23 million, together with research funding under this collaboration.

Sanofi will be responsible for the development, manufacturing and commercialisation of any products resulting from this agreement comprising up to eight programmes. Ablynx will be eligible to receive development, regulatory and commercial milestone payments of up to €2.4 billion plus tiered royalties up to low double digits on the net sales of any products originating from the collaboration.

Dr Edwin Moses, CEO of Ablynx, commented:

“Today’s announcement further validates the strength of our Nanobody platform and underscores our excellent strategic collaborations with major pharmaceutical companies. The decision to select two additional Nanobody target combinations following the initial selection of three target combinations demonstrates the strong commitment of both parties to developing novel therapeutic options for patients suffering from a range of inflammatory diseases.”

Frank Nestle, MD, Sanofi’s Global Head of Immunology Therapeutic Research Area and Chief Scientific Officer, North America, commented:

“We believe it is important to address multiple therapeutic targets for effective control of autoimmune and inflammatory diseases. Combined with Sanofi’s internal research capabilities, Ablynx’s innovative biologics platform accelerates our ambition to be a leader in multi-targeted therapies. We have therefore decided to pursue an expanded number of Nanobody product candidates in Immunology, with the goal of addressing significant medical needs across a whole range of immune-mediated conditions.”

On 29th January 2018, Ablynx announced an offer by Sanofi to acquire all of its outstanding ordinary shares (including shares represented by American Depository Shares, warrants and convertible bonds) at a price of €45 per share, which represents an aggregate equity value of approximately €3.9 billion. This proposed transaction was unanimously approved by both the Sanofi and Ablynx Board of Directors. The transaction is expected to be completed by the end of the second quarter of 2018. Sanofi will publish an offer document in which it will set out the full details of its tender offer, and the Board of Directors of Ablynx will publish a response memorandum (‘memorie van antwoord’), in which it will set out its position on the tender offer.

About Ablynx

Ablynx is a biopharmaceutical company engaged in the development of Nanobodies, proprietary therapeutic proteins based on single-domain antibody fragments, which combine the advantages of conventional antibody drugs with some of the features of small-molecule drugs. Ablynx is dedicated to creating new medicines which will make a real difference to society. Today, the Company has more than 45 proprietary and partnered programmes in development in various therapeutic areas including inflammation, haematology, immuno-oncology, oncology and respiratory disease. The Company has collaborations with multiple pharmaceutical companies including AbbVie; Boehringer Ingelheim; Eddingpharm; Merck & Co., Inc., Kenilworth, New Jersey, USA; Merck KGaA; Novartis; Novo Nordisk; Sanofi and Taisho Pharmaceuticals. The Company is headquartered in Ghent, Belgium. More information can be found on www.ablynx.com.

For more information, please contact:

Ablynx Dr Edwin Moses CEO t: +32 (0)9 262 00 07 m: +32 (0)473 39 50 68 e: edwin.moses@ablynx.com	Lies Vanneste Director IR t: +32 (0)9 262 0137 m: +32 (0)498 05 35 79 e: lies.vanneste@ablynx.com

@AblynxABLX

Ablynx media relations:

Consilium Strategic Communications

Mary-Jane Elliott, Philippa Gardner, Sukaina Virji

t: +44 (0)20 3709 5700

e: ablynx@consilium-comms.com

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

t: +1 212-355-4449

Disclaimer

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company or, as appropriate, the Company directors’ current expectations and projections about future events. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. As a result, the Company expressly disclaims any obligation or undertaking to release any update or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based. Neither the Company nor its advisers or representatives nor any of its parent or subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Additional Information for US Investors

The tender offer for the outstanding ordinary shares (“Shares”), American Depositary Shares issued by J.P. Morgan Chase Bank, N.A., acting as depositary (“ADSs”), warrants (“Warrants”) and convertible bonds of Ablynx (“Bonds” and, together with the Shares, ADSs and Warrants, the “Securities”) has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any Securities of Ablynx.

At the time the tender offer is commenced, Sanofi will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, Ablynx will file a solicitation/recommendation statement on Schedule 14D-9. Holders of Securities are urged to carefully review the documents that will be filed by Sanofi and Ablynx with the SEC because these documents will contain important information, including the terms and conditions of the tender offer.

The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, are available to all holders of Securities of Ablynx at no expense to them. These documents are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi at ir@Sanofi.com or on Sanofi’s website at https://en.Sanofi.com/investors. You should read the filings made by Sanofi and Ablynx with the SEC carefully before making a decision concerning the U.S. Offer.